Global Markets & Investment Banking
One Bryant Park – 8th Floor
New York, New York 10036
646-855-6780
April 20, 2010

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:     THL Credit, Inc.

           Registration Statement No. 333-159636

Gentlemen:

We hereby join the company in requesting that the effective date for the registration statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. EST on April 21, 2010, or as soon thereafter as possible, pursuant to Rule 430A.

The underwriters of the above issue were advised by invitation wire and in subsequent underwriting papers that they must comply with the provisions of SEC Release No. 33- 4968 of the 1933 Act and Rule 15c2-8 under the 1934 Act. Copies of the preliminary prospectus have been or will be made available in sufficient time for distribution to all prospective purchasers no less than 48 hours prior to the time it is expected confirmations will be mailed. The undersigned have and will, and each underwriter and each dealer has advised the undersigned that it has and will comply with Release No. 33-4968 of the 1933 Act and Rule 15c2-8 under the 1934 Act.

In connection with the foregoing and pursuant to Rule 460 please be advised that the undersigned have effected approximately the following distribution of copies of the Preliminary Prospectus dated April 13, 2010.

N.Y.S.E.	1
Financial Services and Publications	10
FINRA	5
Underwriters	7,845
Dealers	75
Individuals & Corporations	900
MLPF&S Inc. Branch Offices	1,401

	10,237	Copies

Very truly yours,
MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
CITIGROUP GLOBAL MARKETS INC.
DEUTSCHE BANK SECURITIES INC.
As Representatives of the Underwriters
BY:	MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
By:	/s/ Palma Mazzolla
Palma Mazzolla
Authorized Signatory